UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

THE STANDARD REGISTER COMPANY
(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

   853887107

(CUSIP Number)

Arthur F. McMahon, III

425 Walnut Street, Suite 1800

Cincinnati Ohio  45202

(513) 357-9607

(Name, Address and Telephone Number of Persons

Authorized to Receive Notices and Communications)

May 30, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 132-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853887107	13D/A	Page 2 of 16 pages

1	NAME OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo William Patrick Sherman 31-6023395

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A	(a)
	GROUP:	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED

BY EACH REPORTING PERSON: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13

PERCENT OF CLASS REPRESENTED BY

AMOUNT IN ROW (11): 2.91% (represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares

14	TYPE OF REPORTING PERSON: OO

CUSIP No. 853887107	13D/A	Page 3 of 16 pages

1	NAME OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo Mary Catherine Sherman Newshawg 31-6023397

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A	(a)
	GROUP:	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED

BY EACH REPORTING PERSON: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13

PERCENT OF CLASS REPRESENTED BY

AMOUNT IN ROW (11): 2.91% (represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14	TYPE OF REPORTING PERSON: OO

CUSIP No. 853887107	13D/A	Page 4 of 16 pages

1	NAME OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo James Louis Sherman 31-6023398

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A	(a)
	GROUP:	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED

BY EACH REPORTING PERSON: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13

PERCENT OF CLASS REPRESENTED BY

AMOUNT IN ROW (11): 2.91% (represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14	TYPE OF REPORTING PERSON: OO

CUSIP No. 853887107	13D/A	Page 5 of 16 pages

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo Helen Louise Sherman Tormey 31-6023399

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A	(a)
	GROUP:	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED

BY EACH REPORTING PERSON: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13

PERCENT OF CLASS REPRESENTED BY

AMOUNT IN ROW (11): 2.91% (represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14	TYPE OF REPORTING PERSON: OO

CUSIP No. 853887107	13D/A	Page 6 of 16 pages

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo Charles Francis Sherman 31-6023401

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A	(a)
	GROUP:	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED

BY EACH REPORTING PERSON: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13

PERCENT OF CLASS REPRESENTED BY

AMOUNT IN ROW (11): 2.91% (represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14	TYPE OF REPORTING PERSON: OO

CUSIP No. 853887107	13D/A	Page 7 of 16 pages

1	NAMES AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS: The Last Will and Testament of John Q. Sherman fbo Patricia Lucille Sherman Begley 31-6023402

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A	(a)
	GROUP:	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes
	10	SHARED DISPOSITIVE POWER: 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED

BY EACH REPORTING PERSON: 183,683 common shares and 83,895 shares of Class A Stock, which are convertible into an equal number of common shares; each Class A share has the right to 5 votes

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐

13

PERCENT OF CLASS REPRESENTED BY

AMOUNT IN ROW (11): 2.91% (represents % of outstanding common shares plus the outstanding shares of Class A Stock which are convertible into an equal number of common shares)

14	TYPE OF REPORTING PERSON: OO

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, $1.00 par value per share (the “Common Stock”), of The Standard Register Company, an Ohio corporation (the “Company”), and amends the Schedule 13D filed by the John Q. Sherman Trust Reporting Persons (as defined below) on August 9, 2013 as amended by Amendment No. 1 to Schedule 13D filed by such persons on February 26, 2014 (as so amended, the “Original Schedule 13D”). The principal executive offices of the Company are located at 600 Albany Street, Dayton, Ohio 45417. The Company also has outstanding a class of stock called “Class A Stock.”  Each share of Class A Stock is convertible into one share of Common Stock, and entitles the holder to cast five votes on matters submitted to the holders of Common Stock and Class A Stock, who vote as a single class.

This Amendment No. 2 is being filed by the John Q. Sherman Trust Reporting Persons (as defined below) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein and not defined herein have the meanings assigned to them in the Original Schedule 13D.

The John Q. Sherman Trust Reporting Persons may be deemed to have formed a group with the Fifth Third Reporting Persons (as defined below). Such group status is disclaimed below.

The Fifth Third Reporting Persons filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of Common Stock on February 12, 2008, and amended that filing by filing Schedules 13D/A with the SEC on April 23, 2009 and on August 5, 2013.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a)-(c), (f)               This Amendment No. 2 is filed jointly by the various trusts established under The Last Will and Testament of John Q. Sherman (collectively, the “John Q. Sherman Trusts”).  The John Q. Sherman Trusts consist of the following:  (1) The Last Will and Testament of John Q. Sherman fbo William Patrick Sherman; (2) The Last Will and Testament of John Q. Sherman fbo Mary Catherine Sherman Newshawg; (3) The Last Will and Testament of John Q. Sherman fbo James Louis Sherman; (4) The Last Will and Testament of John Q. Sherman fbo Helen Louise Sherman Tormey; (5) The Last Will and Testament of John Q. Sherman fbo Charles Francis Sherman; and (6) The Last Will and Testament of John Q. Sherman fbo Patricia Lucille Sherman Begley. The John Q. Sherman Trusts hold an aggregate of 1,102,098 shares of Common Stock and 503,370 shares of Class A Stock of the Company (the “Class A Stock”).  The address for all of the John Q. Sherman Trusts is 147 Beverly Place, Dayton, OH 45419. The trusts were formed in the state of Ohio.  To the extent the co-trustees of the John Q. Sherman Trusts may be deemed to have beneficial ownership over securities of the Company held by the John Q. Sherman Trusts, such co-trustees (for all of the John Q. Sherman Trusts) are Mr. Roy W. Begley, Jr., Mr. James L. Sherman and Gary P. Kreider, Esq. (collectively, the “Trustees”).  The Trustees are citizens of the United States of America.

The John Q. Sherman Trusts and the Trustees are hereinafter referred to collectively in this Schedule 13D as the “John Q. Sherman Trust Reporting Persons.”  The WCS Testamentary Trust, the WCS Trust and The John Q. Sherman Trusts, that certain testamentary trust established under the Will of William C. Sherman, Deceased, I.D. No. 31-6019963 and that certain inter-vivos trust established by a trust indenture executed December 29, 1939 by William C. Sherman are hereinafter referred to collectively as the “Trusts.”

Although group status is expressly disclaimed, the John Q. Sherman Trust Reporting Persons may be deemed to have formed a group with the Fifth Third Bank Reporting Persons, which are as follows: (i) Fifth Third Bancorp, an Ohio corporation (“Bancorp”); (ii) Fifth Third Bank, an Ohio banking corporation (“Fifth Third Ohio”); (iii) Fifth Third Bank, a Michigan banking corporation (“Fifth Third Michigan”); (iv) Fifth Third Asset Management, Inc., an Ohio corporation that is registered as an investment adviser (“Fifth Third Asset”); and (v) Fifth Third Securities, Inc. (“Fifth Third Securities”), an Ohio corporation that is registered as a broker dealer (collectively, the “Fifth Third Reporting Persons”).

(d)–(e)  During the last five years, none of the John Q. Sherman Trust Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

The John Q. Sherman Trusts acquired beneficial ownership of the shares of Common Stock and Class A Stock held by them as a result of The Last Will and Testament of John Q. Sherman.  Each of the Trustees may be deemed to have acquired beneficial ownership of the shares of Common Stock and Class A Stock held in the John Q. Sherman Trust by becoming a trustee of the John Q. Sherman Trust.  The Trustees share voting power with respect to such shares, subject to the right of each income beneficiary of a trust who is a child of John Q. Sherman to receive, upon request, a proxy to vote the shares held in his or her respective trust.  The Trustees share power to dispose of the Common Stock held or to be received upon conversion.  Mr. Begley also owns in his personal capacity a total of 16,414 shares of Common Stock (which includes an option to purchase 800 shares of Common Stock within the next 60 days), and Mr. Sherman also owns in his personal capacity a total of 214,537 shares of Common Stock and 83,895 shares of Class A Stock. Mr. Kreider does not own any shares of Common Stock or Class A Stock in his personal capacity.

Item 4.	Purpose of Transaction.

Item 4(c) is as restated in its entirety as follows:

(c)             On May 30, 2014, each of the six John Q. Sherman Trusts entered into a separate prearranged trading plan with PNC Investments, LLC (“PNC”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (each, a “Rule 10b5-1 Stock Plan”). Under each Rule 10b5-1 Stock Plan, PNC is authorized to effect the sale of up to 20,000 shares of Common Stock held by the John Q. Sherman Trust party to such plan by August 29, 2014. PNC’s authority to sell the shares of Common Stock under each Rule 10b5-1 Stock Plan will commence on June 30, 2014. All sales under each Rule 10b5-1 Stock Plan are to be made in the discretion of PNC and in accordance with the terms, conditions and restrictions of such Rule 10b5-1 Stock Plan. Neither the John Q. Sherman Trusts nor any other John Q. Sherman Trust Reporting Person shall have any control, influence, or authority over sales made pursuant to the plans.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)  The John Q. Sherman Trust Reporting Persons beneficially own, in the aggregate, 1,333,049 shares of Common Stock, representing 16.14% of the Company’s outstanding shares of Common Stock (based upon a total of 8,261,577 shares of Common Stock stated by the Company to be outstanding as of March 31, 2014 in its Form 10-Q for the quarter ended March 31, 2014 and 587,265 shares of Class A Stock, representing 62.14% percent of the Company’s outstanding Class A Stock (based upon a total of 944,996 shares of Class A Stock stated by the Company to be outstanding as of March 31, 2014 in its Form 10-Q for the quarter ended March 31, 2014. Assuming conversion of all shares of Class A Stock into shares of Common Stock, the Reporting Persons would own 20.86% of the outstanding shares of Common Stock.

(b)  Each of the John Q. Sherman Trust Reporting Persons disclaims membership in a group with any of the other John Q. Sherman Trust Reporting Persons, the Fifth Third Reporting Persons or with the Minority Shareholders under the Shareholders Agreement.  The filing of this Schedule 13D shall not be construed as an admission that any John Q. Sherman Trust Reporting Person is the beneficial owner of any of the shares of Common Stock that such John Q. Sherman Trust Reporting Person may be deemed to beneficially own.

(i)            The John Q. Sherman Trusts hold 1,102,098 shares of Common Stock and 503,370  shares of Class A Stock.  The John Q. Sherman Trusts hold voting securities, including the Common Stock and the Class A Stock, in separate, equal trusts for John Q. Sherman’s two surviving children and for the heirs of his deceased children. Each child or heir is a life beneficiary of his or her respective trust. The Trustees are trustees of the John Q. Sherman Trust, the beneficiaries of which are for John Q. Sherman’s two surviving children and for the heirs of his deceased children.  The trustees share voting and investment power for the securities in the trusts with the beneficiaries. The Last Will and Testament of John Q. Sherman requires the trustees to give each beneficiary who is a child of John Q. Sherman, upon his or her request, a proxy allowing the beneficiary to vote the shares held in his or her respective trust.  As beneficiaries, Mr. Sherman has the right, upon his request, to vote the shares of Common Stock (183,683 shares) and Class A Stock (83,895 shares) held in his own trust in the John Q. Sherman Trust and his sister, Patricia L. Begley, has the right, upon her request, to vote the shares of Common Stock (183,683 shares) and Class A Stock (83,895 shares) held in her own trust in the John Q. Sherman Trusts.

(ii)            Mr. Begley owns 16,414 shares of Common Stock in his personal capacity as to which he has sole voting and investment power, which includes an option to purchase 800 shares of Common Stock within the next 60 days.  Mr. Begley’s spouse, Margaret Begley, owns 28 shares of Common Stock, as to which Mr. Begley disclaims beneficial ownership.  He is also trustee of a trust for the benefit of his children which holds 120 shares of common stock, as to which Mr. Begley disclaims beneficial ownership.

(iii)            Mr. Sherman owns in his personal capacity a total of 214,537 shares of Common Stock and 83,895 shares of Class A Stock in his personal capacity as to which he has sole voting and investment power.  Mr. Sherman also has the right, upon his request, to vote the shares of Common Stock (183,683 shares) and Class A Stock (83,895 shares) held in his own trust in the John Q. Sherman Trusts.

(iv)            Mr. Kreider does not own any shares of Common Stock or Class A Stock in his personal capacity.

(c) Transactions by the John Q. Sherman Trust Reporting Persons:

Between March 12, 2014 and April 11, 2014, each of the six John Q. Sherman Trusts sold 10,000 shares of Common Stock pursuant to separate prearranged trading plans with PNC pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The sales were affected by PNC in market transactions at an average price per share of $8.51.

(d)  Except for the John Q. Sherman Trust Reporting Persons, no person is known by the John Q. Sherman Trust Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the John Q. Sherman Trust Reporting Persons.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following:

The discussion in Paragraph (c) of Item 4 above, including the discussion of the 10b5-1 Stock Plans, is incorporated into this Item 6 by reference.

Except as otherwise described above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated August 8, 2013

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2014	THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO WILLIAM PATRICK SHERMAN

	By:	/s/ Gary P. Kreider
Name: Gary P. Kreider
Title: Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO MARY CATHERINE SHERMAN NEWSHAWG

	By:	/s/ Gary P. Kreider
Name: Gary P. Kreider
Title: Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO JAMES LOUIS SHERMAN

	By:	/s/ Gary P. Kreider
Name: Gary P. Kreider
Title: Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO HELEN LOUISE SHERMAN

	By:	/s/ Gary P. Kreider
Name: Gary P. Kreider
Title: Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO CHARLES FRANCIS SHERMAN

	By:	/s/ Gary P. Kreider
Name: Gary P. Kreider
Title: Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO PATRICIA LUCILLE SHERMAN BEGLEY

By:	/s/ Gary P. Kreider
Name: Gary P. Kreider
Title: Co-TTEE

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the common stock of The Standard Register Company, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of August 8, 2013.

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO WILLIAM PATRICK SHERMAN

By:	/s/ Roy W. Begley, Jr.
Name: Roy W. Begley, Jr.
Title: Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO MARY CATHERINE SHERMAN NEWSHAWG

By:	/s/ Roy W. Begley, Jr.
Name: Roy W. Begley, Jr.
Title: Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO JAMES LOUIS SHERMAN

By:	/s/ Roy W. Begley, Jr.
Name: Roy W. Begley, Jr.
Title: Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO HELEN LOUISE SHERMAN

By:	/s/ Roy W. Begley, Jr.
Name: Roy W. Begley, Jr.
Title: Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO CHARLES FRANCIS SHERMAN

By:	/s/ Roy W. Begley, Jr.
Name: Roy W. Begley, Jr.
Title: Co-TTEE

THE LAST WILL AND TESTAMENT OF JOHN Q. SHERMAN FBO PATRICIA LUCILLE SHERMAN BEGLEY

By:	/s/ Roy W. Begley, Jr.
Name: Roy W. Begley, Jr.
Title: Co-TTEE

A-1